603 page 1/2 15 July 2001 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder became a substantial holder on 11 November 2021 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person’s votes (5) Voting power (6) Ordinary 18,565,990 18,565,990 5.001% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities Vanguard Group Vanguard Group is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares. The other members of Vanguard Group have a relevant interest under section 608(3) of the Corporations Act. Ordinary – 18,565,990 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities Vanguard Group Brown Brothers Harriman Various funds and other accounts of Vanguard Group Ordinary – 1,130,199 Vanguard Group BNY Mellon Various funds and other accounts of Vanguard Group Ordinary – 1,188,174 Vanguard Group Citibank Various funds and other accounts of Vanguard Group Ordinary – 7,915 Vanguard Group JP Morgan Chase Bank, N.A. Various funds and other accounts of Vanguard Group Ordinary – 13,024,504 Vanguard Group State Street Bank and Trust Company Various funds and other accounts of Vanguard Group Ordinary – 2,867,699 Vanguard Group Various others Various funds and other accounts of Vanguard Group Ordinary – 347,499 5. Consideration EXHIBIT 99.11

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Annexure A 603 page 2/2 15 July 2001 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 7. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA print name Shawn Acker capacity Compliance Manager sign here date 15 November 2021

DIRECTIONS (1) If there are a number of substantial holders with similar or related interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of “associate” in section 9 of the Corporations Act 2001. (3) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an Associate has a relevant interest in. (6) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of “relevant agreement” in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”. (9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest has acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder of its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A To Company Rio Tinto Limited ACN/ARSN 004 458 404 Substantial Holder Name Vanguard Group ACN/ARSN N/A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 12-Jul-2021 The Vanguard Group, Inc. BUY 127.60 Ordinary 181 181 12-Jul-2021 The Vanguard Group, Inc. BUY 128.02 Ordinary 931 931 12-Jul-2021 The Vanguard Group, Inc. BUY 128.43 Ordinary 8,402 8,402 13-Jul-2021 The Vanguard Group, Inc. BUY 128.33 Ordinary 5,200 5,200 13-Jul-2021 The Vanguard Group, Inc. BUY 129.26 Ordinary 4,263 4,263 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 157 157 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 314 314 14-Jul-2021 The Vanguard Group, Inc. BUY 128.28 Ordinary 5,934 5,934 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 624 624 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 624 624 14-Jul-2021 The Vanguard Group, Inc. BUY 128.18 Ordinary 1,872 1,872 15-Jul-2021 The Vanguard Group, Inc. BUY 131.14 Ordinary 829 829 15-Jul-2021 The Vanguard Group, Inc. BUY 131.14 Ordinary 4,585 4,585 15-Jul-2021 The Vanguard Group, Inc. SELL 131.14 Ordinary (1,778) (1,778) 16-Jul-2021 The Vanguard Group, Inc. BUY 131.00 Ordinary 5,227 5,227 19-Jul-2021 The Vanguard Group, Inc. BUY 127.83 Ordinary 158 158 19-Jul-2021 The Vanguard Group, Inc. BUY 127.83 Ordinary 205 205 20-Jul-2021 The Vanguard Group, Inc. BUY 124.42 Ordinary 158 158 21-Jul-2021 The Vanguard Group, Inc. BUY 125.87 Ordinary 157 157 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 996 996 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 4,788 4,788 21-Jul-2021 The Vanguard Group, Inc. BUY 127.78 Ordinary 1,110 1,110 21-Jul-2021 The Vanguard Group, Inc. BUY 126.04 Ordinary 10,004 10,004 22-Jul-2021 The Vanguard Group, Inc. SELL 127.41 Ordinary (1,650) (1,650) 22-Jul-2021 The Vanguard Group, Inc. BUY 127.12 Ordinary 798 798 22-Jul-2021 The Vanguard Group, Inc. SELL 127.12 Ordinary (1,655) (1,655) 23-Jul-2021 The Vanguard Group, Inc. BUY 127.10 Ordinary 449 449 26-Jul-2021 The Vanguard Group, Inc. BUY 130.11 Ordinary 266 266 26-Jul-2021 The Vanguard Group, Inc. BUY 130.88 Ordinary 6,783 6,783 26-Jul-2021 The Vanguard Group, Inc. BUY 128.63 Ordinary 3,838 3,838 27-Jul-2021 The Vanguard Group, Inc. BUY 132.47 Ordinary 521 521 27-Jul-2021 The Vanguard Group, Inc. BUY 132.33 Ordinary 532 532 27-Jul-2021 The Vanguard Group, Inc. BUY 132.10 Ordinary 4,437 4,437 28-Jul-2021 The Vanguard Group, Inc. BUY 132.22 Ordinary 2,097 2,097 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 3,458 3,458 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 740 740 28-Jul-2021 The Vanguard Group, Inc. BUY 132.69 Ordinary 740 740 29-Jul-2021 The Vanguard Group, Inc. SELL 134.17 Ordinary (1,444) (1,444) 29-Jul-2021 The Vanguard Group, Inc. BUY 134.49 Ordinary 2,648 2,648 29-Jul-2021 The Vanguard Group, Inc. BUY 135.91 Ordinary 5,179 5,179 29-Jul-2021 The Vanguard Group, Inc. SELL 135.86 Ordinary (127) (127) 29-Jul-2021 The Vanguard Group, Inc. BUY 135.91 Ordinary 4,671 4,671 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 699 699 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 3,414 3,414 30-Jul-2021 The Vanguard Group, Inc. BUY 133.56 Ordinary 1,110 1,110 30-Jul-2021 The Vanguard Group, Inc. BUY 133.42 Ordinary 3,122 3,122 2-Aug-2021 The Vanguard Group, Inc. BUY 132.75 Ordinary 1,655 1,655 2-Aug-2021 The Vanguard Group, Inc. BUY 133.23 Ordinary 3,574 3,574 3-Aug-2021 The Vanguard Group, Inc. BUY 132.39 Ordinary 151 151 3-Aug-2021 The Vanguard Group, Inc. BUY 132.39 Ordinary 3,108 3,108 3-Aug-2021 The Vanguard Group, Inc. BUY 133.57 Ordinary 5,363 5,363 4-Aug-2021 The Vanguard Group, Inc. BUY 134.40 Ordinary 146 146 4-Aug-2021 The Vanguard Group, Inc. BUY 134.40 Ordinary 808 808 5-Aug-2021 The Vanguard Group, Inc. SELL 132.13 Ordinary (882) (882) 5-Aug-2021 The Vanguard Group, Inc. BUY 132.13 Ordinary 400 400 5-Aug-2021 The Vanguard Group, Inc. BUY 134.80 Ordinary 3,680 3,680 6-Aug-2021 The Vanguard Group, Inc. SELL 130.05 Ordinary (1,398) (1,398) 9-Aug-2021 The Vanguard Group, Inc. BUY 128.26 Ordinary 1,050 1,050 10-Aug-2021 The Vanguard Group, Inc. BUY 127.50 Ordinary 3,843 3,843 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 604 604 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 247 247 11-Aug-2021 The Vanguard Group, Inc. BUY 129.66 Ordinary 747 747 Page 1 of 6

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 2,981 2,981 11-Aug-2021 The Vanguard Group, Inc. BUY 129.14 Ordinary 5,962 5,962 11-Aug-2021 The Vanguard Group, Inc. BUY 129.66 Ordinary 416 416 12-Aug-2021 The Vanguard Group, Inc. BUY 121.60 Ordinary 1,116 1,116 12-Aug-2021 The Vanguard Group, Inc. BUY 121.60 Ordinary 534 534 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,184 1,184 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,850 1,850 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 888 888 13-Aug-2021 The Vanguard Group, Inc. BUY 120.64 Ordinary 1,332 1,332 16-Aug-2021 The Vanguard Group, Inc. BUY 118.58 Ordinary 1,592 1,592 16-Aug-2021 The Vanguard Group, Inc. BUY 118.58 Ordinary 3,980 3,980 17-Aug-2021 The Vanguard Group, Inc. BUY 116.37 Ordinary 3,405 3,405 17-Aug-2021 The Vanguard Group, Inc. BUY 115.38 Ordinary 2,080 2,080 18-Aug-2021 The Vanguard Group, Inc. SELL 113.69 Ordinary (180) (180) 18-Aug-2021 The Vanguard Group, Inc. BUY 113.69 Ordinary 2,580 2,580 18-Aug-2021 The Vanguard Group, Inc. BUY 113.69 Ordinary 243 243 18-Aug-2021 The Vanguard Group, Inc. BUY 112.67 Ordinary 2,442 2,442 18-Aug-2021 The Vanguard Group, Inc. BUY 115.19 Ordinary 3,843 3,843 19-Aug-2021 The Vanguard Group, Inc. BUY 107.17 Ordinary 312 312 19-Aug-2021 The Vanguard Group, Inc. SELL 107.17 Ordinary (850) (850) 19-Aug-2021 The Vanguard Group, Inc. BUY 107.17 Ordinary 3,300 3,300 20-Aug-2021 The Vanguard Group, Inc. BUY 107.23 Ordinary 243 243 20-Aug-2021 The Vanguard Group, Inc. BUY 107.74 Ordinary 1,990 1,990 20-Aug-2021 The Vanguard Group, Inc. BUY 107.23 Ordinary 3,799 3,799 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 747 747 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,592 1,592 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 2,388 2,388 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,320 1,320 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,980 1,980 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,110 1,110 23-Aug-2021 The Vanguard Group, Inc. BUY 107.43 Ordinary 1,110 1,110 23-Aug-2021 The Vanguard Group, Inc. BUY 107.90 Ordinary 11,012 11,012 23-Aug-2021 The Vanguard Group, Inc. BUY 106.69 Ordinary 5,744 5,744 24-Aug-2021 The Vanguard Group, Inc. BUY 108.10 Ordinary 491 491 24-Aug-2021 The Vanguard Group, Inc. BUY 108.00 Ordinary 7,455 7,455 25-Aug-2021 The Vanguard Group, Inc. BUY 110.93 Ordinary 888 888 25-Aug-2021 The Vanguard Group, Inc. BUY 111.56 Ordinary 8,716 8,716 25-Aug-2021 The Vanguard Group, Inc. SELL 111.56 Ordinary (91) (91) 26-Aug-2021 The Vanguard Group, Inc. BUY 111.59 Ordinary 5,139 5,139 26-Aug-2021 The Vanguard Group, Inc. BUY 111.59 Ordinary 2,546 2,546 27-Aug-2021 The Vanguard Group, Inc. BUY 109.70 Ordinary 398 398 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 747 747 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,245 1,245 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,592 1,592 27-Aug-2021 The Vanguard Group, Inc. BUY 109.75 Ordinary 5,597 5,597 27-Aug-2021 The Vanguard Group, Inc. BUY 110.71 Ordinary 1,110 1,110 27-Aug-2021 The Vanguard Group, Inc. BUY 109.75 Ordinary 3,855 3,855 30-Aug-2021 The Vanguard Group, Inc. BUY 112.34 Ordinary 5,690 5,690 30-Aug-2021 The Vanguard Group, Inc. BUY 112.34 Ordinary 2,524 2,524 31-Aug-2021 The Vanguard Group, Inc. BUY 112.06 Ordinary 3,474 3,474 31-Aug-2021 The Vanguard Group, Inc. SELL 112.08 Ordinary (8,897) (8,897) 31-Aug-2021 The Vanguard Group, Inc. SELL 112.08 Ordinary (137) (137) 1-Sep-2021 The Vanguard Group, Inc. BUY 109.39 Ordinary 3,357 3,357 1-Sep-2021 The Vanguard Group, Inc. BUY 110.40 Ordinary 4,855 4,855 1-Sep-2021 The Vanguard Group, Inc. BUY 110.40 Ordinary 4,588 4,588 2-Sep-2021 The Vanguard Group, Inc. BUY 108.65 Ordinary 2,234 2,234 2-Sep-2021 The Vanguard Group, Inc. BUY 109.46 Ordinary 3,980 3,980 3-Sep-2021 The Vanguard Group, Inc. BUY 111.37 Ordinary 372 372 3-Sep-2021 The Vanguard Group, Inc. SELL 109.22 Ordinary (7,965) (7,965) 3-Sep-2021 The Vanguard Group, Inc. BUY 111.37 Ordinary 275 275 3-Sep-2021 The Vanguard Group, Inc. BUY 111.33 Ordinary 520 520 3-Sep-2021 The Vanguard Group, Inc. BUY 111.33 Ordinary 624 624 7-Sep-2021 The Vanguard Group, Inc. BUY 108.70 Ordinary 179 179 7-Sep-2021 The Vanguard Group, Inc. BUY 108.70 Ordinary 3,239 3,239 8-Sep-2021 The Vanguard Group, Inc. BUY 108.17 Ordinary 3,358 3,358 10-Sep-2021 The Vanguard Group, Inc. BUY 106.22 Ordinary 181 181 10-Sep-2021 The Vanguard Group, Inc. BUY 106.22 Ordinary 3,650 3,650 13-Sep-2021 The Vanguard Group, Inc. SELL 106.02 Ordinary (2,112) (2,112) Page 2 of 6

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 14-Sep-2021 The Vanguard Group, Inc. BUY 105.95 Ordinary 624 624 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (1,557) (1,557) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (1,836) (1,836) 17-Sep-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 491 491 17-Sep-2021 The Vanguard Group, Inc. SELL 98.80 Ordinary (3,491) (3,491) 17-Sep-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 84 84 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (2,379) (2,379) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (13,012) (13,012) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (16,947) (16,947) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (47,419) (47,419) 17-Sep-2021 The Vanguard Group, Inc. SELL 98.84 Ordinary (10,508) (10,508) 20-Sep-2021 The Vanguard Group, Inc. BUY 94.07 Ordinary 2,080 2,080 21-Sep-2021 The Vanguard Group, Inc. BUY 95.71 Ordinary 330 330 21-Sep-2021 The Vanguard Group, Inc. BUY 95.31 Ordinary 416 416 23-Sep-2021 The Vanguard Group, Inc. BUY 98.86 Ordinary 171 171 23-Sep-2021 The Vanguard Group, Inc. BUY 99.50 Ordinary 2,322 2,322 23-Sep-2021 The Vanguard Group, Inc. BUY 99.50 Ordinary 416 416 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 350 350 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 7,078 7,078 24-Sep-2021 The Vanguard Group, Inc. SELL 99.00 Ordinary (68) (68) 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 101 101 24-Sep-2021 The Vanguard Group, Inc. BUY 99.33 Ordinary 10,107 10,107 28-Sep-2021 The Vanguard Group, Inc. BUY 97.47 Ordinary 1,306 1,306 28-Sep-2021 The Vanguard Group, Inc. BUY 95.72 Ordinary 568 568 28-Sep-2021 The Vanguard Group, Inc. BUY 97.47 Ordinary 8,540 8,540 28-Sep-2021 The Vanguard Group, Inc. BUY 95.72 Ordinary 416 416 29-Sep-2021 The Vanguard Group, Inc. BUY 96.89 Ordinary 384 384 29-Sep-2021 The Vanguard Group, Inc. BUY 96.58 Ordinary 750 750 29-Sep-2021 The Vanguard Group, Inc. BUY 96.45 Ordinary 5,468 5,468 30-Sep-2021 The Vanguard Group, Inc. BUY 98.47 Ordinary 6,256 6,256 30-Sep-2021 The Vanguard Group, Inc. BUY 98.52 Ordinary 10,815 10,815 30-Sep-2021 The Vanguard Group, Inc. BUY 100.18 Ordinary 16,329 16,329 30-Sep-2021 The Vanguard Group, Inc. BUY 100.18 Ordinary 8,115 8,115 1-Oct-2021 The Vanguard Group, Inc. BUY 98.07 Ordinary 627 627 1-Oct-2021 The Vanguard Group, Inc. BUY 97.28 Ordinary 7,239 7,239 4-Oct-2021 The Vanguard Group, Inc. BUY 97.50 Ordinary 352 352 4-Oct-2021 The Vanguard Group, Inc. BUY 97.50 Ordinary 6,157 6,157 4-Oct-2021 The Vanguard Group, Inc. BUY 98.30 Ordinary 3,809 3,809 5-Oct-2021 The Vanguard Group, Inc. BUY 97.13 Ordinary 163 163 5-Oct-2021 The Vanguard Group, Inc. SELL 97.13 Ordinary (12,349) (12,349) 5-Oct-2021 The Vanguard Group, Inc. BUY 97.13 Ordinary 388 388 5-Oct-2021 The Vanguard Group, Inc. BUY 97.48 Ordinary 11,905 11,905 5-Oct-2021 The Vanguard Group, Inc. BUY 97.93 Ordinary 416 416 6-Oct-2021 The Vanguard Group, Inc. BUY 96.55 Ordinary 180 180 6-Oct-2021 The Vanguard Group, Inc. BUY 96.79 Ordinary 9,114 9,114 6-Oct-2021 The Vanguard Group, Inc. SELL 97.30 Ordinary (36) (36) 7-Oct-2021 The Vanguard Group, Inc. SELL 96.54 Ordinary (2,804) (2,804) 7-Oct-2021 The Vanguard Group, Inc. SELL 97.30 Ordinary (492) (492) 7-Oct-2021 The Vanguard Group, Inc. BUY 97.01 Ordinary 6,867 6,867 8-Oct-2021 The Vanguard Group, Inc. BUY 100.42 Ordinary 1,064 1,064 8-Oct-2021 The Vanguard Group, Inc. BUY 100.42 Ordinary 2,346 2,346 8-Oct-2021 The Vanguard Group, Inc. BUY 98.90 Ordinary 6,692 6,692 11-Oct-2021 The Vanguard Group, Inc. BUY 102.26 Ordinary 160 160 11-Oct-2021 The Vanguard Group, Inc. BUY 102.11 Ordinary 836 836 12-Oct-2021 The Vanguard Group, Inc. BUY 102.99 Ordinary 27 27 12-Oct-2021 The Vanguard Group, Inc. BUY 102.83 Ordinary 456 456 12-Oct-2021 The Vanguard Group, Inc. BUY 102.99 Ordinary 3,270 3,270 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 836 836 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 1,564 1,564 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 3,128 3,128 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 1,050 1,050 13-Oct-2021 The Vanguard Group, Inc. BUY 100.38 Ordinary 416 416 14-Oct-2021 The Vanguard Group, Inc. BUY 100.51 Ordinary 491 491 15-Oct-2021 The Vanguard Group, Inc. BUY 100.08 Ordinary 627 627 15-Oct-2021 The Vanguard Group, Inc. SELL 100.40 Ordinary (59) (59) 19-Oct-2021 The Vanguard Group, Inc. BUY 98.15 Ordinary 178 178 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 1,050 1,050 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 624 624 Page 3 of 6

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 19-Oct-2021 The Vanguard Group, Inc. BUY 98.80 Ordinary 208 208 20-Oct-2021 The Vanguard Group, Inc. BUY 98.08 Ordinary 476 476 20-Oct-2021 The Vanguard Group, Inc. BUY 98.08 Ordinary 374 374 20-Oct-2021 The Vanguard Group, Inc. BUY 99.99 Ordinary 1,743 1,743 20-Oct-2021 The Vanguard Group, Inc. BUY 98.28 Ordinary 416 416 21-Oct-2021 The Vanguard Group, Inc. BUY 97.05 Ordinary 3,700 3,700 21-Oct-2021 The Vanguard Group, Inc. BUY 96.47 Ordinary 1,664 1,664 22-Oct-2021 The Vanguard Group, Inc. BUY 95.03 Ordinary 534 534 22-Oct-2021 The Vanguard Group, Inc. SELL 95.03 Ordinary (1,507) (1,507) 25-Oct-2021 The Vanguard Group, Inc. BUY 96.44 Ordinary 164 164 25-Oct-2021 The Vanguard Group, Inc. BUY 96.88 Ordinary 2,346 2,346 26-Oct-2021 The Vanguard Group, Inc. BUY 96.41 Ordinary 2,810 2,810 27-Oct-2021 The Vanguard Group, Inc. BUY 93.54 Ordinary 770 770 27-Oct-2021 The Vanguard Group, Inc. BUY 93.54 Ordinary 1,400 1,400 27-Oct-2021 The Vanguard Group, Inc. SELL 95.30 Ordinary (94) (94) 28-Oct-2021 The Vanguard Group, Inc. BUY 92.76 Ordinary 179 179 28-Oct-2021 The Vanguard Group, Inc. BUY 93.19 Ordinary 630 630 29-Oct-2021 The Vanguard Group, Inc. BUY 90.29 Ordinary 178 178 29-Oct-2021 The Vanguard Group, Inc. BUY 90.29 Ordinary 651 651 29-Oct-2021 The Vanguard Group, Inc. SELL 91.08 Ordinary (1,695) (1,695) 1-Nov-2021 The Vanguard Group, Inc. BUY 90.30 Ordinary 7,480 7,480 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 2,346 2,346 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 1,564 1,564 1-Nov-2021 The Vanguard Group, Inc. BUY 91.33 Ordinary 1,050 1,050 2-Nov-2021 The Vanguard Group, Inc. BUY 90.80 Ordinary 4,424 4,424 3-Nov-2021 The Vanguard Group, Inc. BUY 90.27 Ordinary 760 760 3-Nov-2021 The Vanguard Group, Inc. BUY 90.27 Ordinary 1,955 1,955 4-Nov-2021 The Vanguard Group, Inc. SELL 89.50 Ordinary (77) (77) 5-Nov-2021 The Vanguard Group, Inc. BUY 88.32 Ordinary 7,725 7,725 5-Nov-2021 The Vanguard Group, Inc. BUY 89.10 Ordinary 1,120 1,120 8-Nov-2021 The Vanguard Group, Inc. BUY 89.59 Ordinary 760 760 8-Nov-2021 The Vanguard Group, Inc. BUY 89.59 Ordinary 2,346 2,346 8-Nov-2021 The Vanguard Group, Inc. BUY 89.59 Ordinary 4,301 4,301 8-Nov-2021 The Vanguard Group, Inc. BUY 89.59 Ordinary 1,050 1,050 9-Nov-2021 The Vanguard Group, Inc. BUY 90.44 Ordinary 8,718 8,718 9-Nov-2021 The Vanguard Group, Inc. BUY 90.44 Ordinary 6,868 6,868 10-Nov-2021 The Vanguard Group, Inc. SELL 88.50 Ordinary (67) (67) 10-Nov-2021 The Vanguard Group, Inc. BUY 87.16 Ordinary 624 624 11-Nov-2021 The Vanguard Group, Inc. BUY 89.14 Ordinary 5,129 5,129 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 627 627 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 3,128 3,128 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 1,564 1,564 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 2,373 2,373 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 6,102 6,102 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 1,017 1,017 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 3,051 3,051 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 1,400 1,400 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 416 416 11-Nov-2021 The Vanguard Group, Inc. BUY 89.61 Ordinary 416 416 12-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.60 Ordinary 492 492 15-Jul-2021 Vanguard Investments Australia Ltd. BUY 131.14 Ordinary 18,804 18,804 15-Jul-2021 Vanguard Investments Australia Ltd. BUY 131.14 Ordinary 9,870 9,870 16-Jul-2021 Vanguard Investments Australia Ltd. BUY 130.60 Ordinary 2,512 2,512 19-Jul-2021 Vanguard Investments Australia Ltd. SELL 127.83 Ordinary (424) (424) 19-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.83 Ordinary 1,660 1,660 20-Jul-2021 Vanguard Investments Australia Ltd. SELL 124.42 Ordinary (574) (574) 20-Jul-2021 Vanguard Investments Australia Ltd. BUY 124.42 Ordinary 3,984 3,984 20-Jul-2021 Vanguard Investments Australia Ltd. BUY 124.42 Ordinary 9,983 9,983 21-Jul-2021 Vanguard Investments Australia Ltd. BUY 125.87 Ordinary 2,540 2,540 23-Jul-2021 Vanguard Investments Australia Ltd. BUY 127.10 Ordinary 3,972 3,972 26-Jul-2021 Vanguard Investments Australia Ltd. SELL 130.11 Ordinary (1,680) (1,680) 27-Jul-2021 Vanguard Investments Australia Ltd. IN SPECIE 132.47 Ordinary (326,941) (326,941) 29-Jul-2021 Vanguard Investments Australia Ltd. BUY 134.17 Ordinary 454 454 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 1,469 1,469 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 4,620 4,620 3-Aug-2021 Vanguard Investments Australia Ltd. BUY 132.39 Ordinary 7,613 7,613 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 353 353 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 4,715 4,715 Page 4 of 6

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 2,540 2,540 6-Aug-2021 Vanguard Investments Australia Ltd. BUY 130.05 Ordinary 11,012 11,012 9-Aug-2021 Vanguard Investments Australia Ltd. BUY 128.26 Ordinary 454 454 9-Aug-2021 Vanguard Investments Australia Ltd. BUY 128.26 Ordinary 3,972 3,972 11-Aug-2021 Vanguard Investments Australia Ltd. SELL 129.14 Ordinary (1,302) (1,302) 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 96 96 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 454 454 12-Aug-2021 Vanguard Investments Australia Ltd. SELL 120.26 Ordinary (404) (404) 12-Aug-2021 Vanguard Investments Australia Ltd. BUY 120.26 Ordinary 5,608 5,608 13-Aug-2021 Vanguard Investments Australia Ltd. SELL 120.36 Ordinary (301) (301) 16-Aug-2021 Vanguard Investments Australia Ltd. BUY 118.49 Ordinary 3,185 3,185 16-Aug-2021 Vanguard Investments Australia Ltd. BUY 118.49 Ordinary 6,580 6,580 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 2,556 2,556 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 2,632 2,632 18-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.69 Ordinary 6,580 6,580 19-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.17 Ordinary 4,277 4,277 19-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.17 Ordinary 8,840 8,840 20-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.23 Ordinary 1,917 1,917 20-Aug-2021 Vanguard Investments Australia Ltd. BUY 107.23 Ordinary 1,645 1,645 23-Aug-2021 Vanguard Investments Australia Ltd. BUY 106.69 Ordinary 1,810 1,810 23-Aug-2021 Vanguard Investments Australia Ltd. BUY 106.69 Ordinary 10,002 10,002 24-Aug-2021 Vanguard Investments Australia Ltd. BUY 108.10 Ordinary 456 456 24-Aug-2021 Vanguard Investments Australia Ltd. BUY 108.10 Ordinary 1,917 1,917 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 49 49 25-Aug-2021 Vanguard Investments Australia Ltd. SELL 110.91 Ordinary (1,068) (1,068) 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 4,277 4,277 25-Aug-2021 Vanguard Investments Australia Ltd. BUY 110.91 Ordinary 6,967 6,967 26-Aug-2021 Vanguard Investments Australia Ltd. BUY 109.37 Ordinary 679 679 26-Aug-2021 Vanguard Investments Australia Ltd. BUY 109.37 Ordinary 3,290 3,290 30-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.12 Ordinary 3,205 3,205 30-Aug-2021 Vanguard Investments Australia Ltd. BUY 113.12 Ordinary 4,606 4,606 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 85 85 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 5,036 5,036 1-Sep-2021 Vanguard Investments Australia Ltd. BUY 109.39 Ordinary 2,568 2,568 2-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.65 Ordinary 5,296 5,296 2-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.65 Ordinary 15,983 15,983 3-Sep-2021 Vanguard Investments Australia Ltd. BUY 111.37 Ordinary 462 462 3-Sep-2021 Vanguard Investments Australia Ltd. BUY 111.37 Ordinary 12,484 12,484 6-Sep-2021 Vanguard Investments Australia Ltd. BUY 110.69 Ordinary 5,673 5,673 6-Sep-2021 Vanguard Investments Australia Ltd. BUY 110.69 Ordinary 3,984 3,984 7-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.70 Ordinary 2,596 2,596 8-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.17 Ordinary 1,298 1,298 8-Sep-2021 Vanguard Investments Australia Ltd. BUY 108.17 Ordinary 9,943 9,943 9-Sep-2021 Vanguard Investments Australia Ltd. SELL 105.50 Ordinary (555) (555) 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 2,596 2,596 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 4,662 4,662 9-Sep-2021 Vanguard Investments Australia Ltd. BUY 105.50 Ordinary 5,713 5,713 15-Sep-2021 Vanguard Investments Australia Ltd. SELL 104.63 Ordinary (1,078) (1,078) 15-Sep-2021 Vanguard Investments Australia Ltd. BUY 104.63 Ordinary 3,996 3,996 16-Sep-2021 Vanguard Investments Australia Ltd. BUY 103.67 Ordinary 3,245 3,245 17-Sep-2021 Vanguard Investments Australia Ltd. SELL 98.84 Ordinary (410) (410) 17-Sep-2021 Vanguard Investments Australia Ltd. SELL 98.84 Ordinary (754) (754) 17-Sep-2021 Vanguard Investments Australia Ltd. BUY 98.80 Ordinary 1,730 1,730 20-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.24 Ordinary 3,245 3,245 20-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.24 Ordinary 4,648 4,648 21-Sep-2021 Vanguard Investments Australia Ltd. BUY 95.71 Ordinary 1,938 1,938 23-Sep-2021 Vanguard Investments Australia Ltd. BUY 98.86 Ordinary 5,610 5,610 28-Sep-2021 Vanguard Investments Australia Ltd. BUY 97.47 Ordinary 3,972 3,972 29-Sep-2021 Vanguard Investments Australia Ltd. BUY 96.89 Ordinary 5,814 5,814 29-Sep-2021 Vanguard Investments Australia Ltd. BUY 96.89 Ordinary 1,650 1,650 30-Sep-2021 Vanguard Investments Australia Ltd. SELL 100.18 Ordinary (21,016) (21,016) 1-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.28 Ordinary 5,184 5,184 1-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.28 Ordinary 4,860 4,860 4-Oct-2021 Vanguard Investments Australia Ltd. BUY 97.50 Ordinary 1,620 1,620 7-Oct-2021 Vanguard Investments Australia Ltd. BUY 96.54 Ordinary 3,436 3,436 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 785 785 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 1,069 1,069 8-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.40 Ordinary 5,216 5,216 Page 5 of 6

Annexure A Date of change Person whose relevant interest changed Nature of Change(6) Consideration given in relation to change(7) Class Number of securities affected Person's votes affected 12-Oct-2021 Vanguard Investments Australia Ltd. BUY 102.64 Ordinary 148 148 12-Oct-2021 Vanguard Investments Australia Ltd. BUY 102.64 Ordinary 1,596 1,596 14-Oct-2021 Vanguard Investments Australia Ltd. BUY 100.51 Ordinary 3,792 3,792 15-Oct-2021 Vanguard Investments Australia Ltd. BUY 99.60 Ordinary 4,238 4,238 18-Oct-2021 Vanguard Investments Australia Ltd. SELL 101.45 Ordinary (2,194) (2,194) 18-Oct-2021 Vanguard Investments Australia Ltd. SELL 101.45 Ordinary (4,714) (4,714) 21-Oct-2021 Vanguard Investments Australia Ltd. BUY 96.79 Ordinary 4,251 4,251 22-Oct-2021 Vanguard Investments Australia Ltd. BUY 95.03 Ordinary 3,792 3,792 27-Oct-2021 Vanguard Investments Australia Ltd. IN SPECIE 94.14 Ordinary (178,097) (178,097) 27-Oct-2021 Vanguard Investments Australia Ltd. BUY 94.14 Ordinary 8,216 8,216 28-Oct-2021 Vanguard Investments Australia Ltd. BUY 93.39 Ordinary 28,576 28,576 29-Oct-2021 Vanguard Investments Australia Ltd. BUY 90.29 Ordinary 4,920 4,920 1-Nov-2021 Vanguard Investments Australia Ltd. BUY 90.97 Ordinary 1,640 1,640 2-Nov-2021 Vanguard Investments Australia Ltd. SELL 88.66 Ordinary (18,226) (18,226) 3-Nov-2021 Vanguard Investments Australia Ltd. BUY 89.70 Ordinary 459 459 3-Nov-2021 Vanguard Investments Australia Ltd. BUY 89.70 Ordinary 3,160 3,160 4-Nov-2021 Vanguard Investments Australia Ltd. BUY 88.32 Ordinary 3,924 3,924 5-Nov-2021 Vanguard Investments Australia Ltd. IN SPECIE 89.47 Ordinary (1,736,815) (1,736,815) 5-Nov-2021 Vanguard Investments Australia Ltd. BUY 88.81 Ordinary 13,545 13,545 8-Nov-2021 Vanguard Investments Australia Ltd. Buy 89.15 Ordinary 160 160 8-Nov-2021 Vanguard Investments Australia Ltd. Buy 89.15 Ordinary 456 456 9-Nov-2021 Vanguard Investments Australia Ltd. BUY 88.98 Ordinary 3,575 3,575 10-Nov-2021 Vanguard Investments Australia Ltd. BUY 87.51 Ordinary 3,810 3,810 10-Nov-2021 Vanguard Investments Australia Ltd. BUY 87.51 Ordinary 23,274 23,274 11-Nov-2021 Vanguard Investments Australia Ltd. Sell 89.14 Ordinary (305) (305) This is Annexure A of 6 pages referred to in Form 603, Notice of initial substantial holder. Signature: Name: Shawn Acker Capacity: Compliance Manager Date: 15 November 2021 Page 6 of 6